Condensed Consolidated Interim Statements of Earnings (Loss) and Comprehensive Income (Loss)
(Unaudited - Expressed in thousands of U.S. Dollars, except per share amounts)

		Three months ended March 31
	Notes	2016	2015
REVENUE
Oil sales, net of royalties	4	$17,427	$29,573
Finance revenue	5	237	143
		17,664	29,716

EXPENSES
Production and operating		13,121	15,465
Selling costs	6	828	3,091
General and administrative		3,523	7,918
Foreign exchange (gain) loss		5,391	(5,057)
Finance costs	5	1,429	1,675
Exploration		—	21
Depletion, depreciation and amortization		10,016	11,524
Realized derivative loss on commodity contracts		258	688
Unrealized (gain) loss on financial instruments	12	(1,631)	2,399
		32,935	37,724

Earnings (loss) before income taxes		(15,271)	(8,008)

Income tax expense (recovery) – current		3,175	6,875
– deferred		(2,197)	(3,686)
		978	3,189
NET EARNINGS (LOSS) AND COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD		$(16,249)	$(11,197)

Earnings (loss) per share	16
Basic		$(0.23)	$(0.15)
Diluted		$(0.23)	$(0.17)
See accompanying notes to the Condensed Consolidated Interim Financial Statements.

Q1-2016	1

Condensed Consolidated Interim Balance Sheets
(Unaudited - Expressed in thousands of U.S. Dollars)

		As at	As at
	Notes	March 31, 2016	December 31, 2015
ASSETS
Current
Cash and cash equivalents	7	$122,031	$126,910
Accounts receivable		22,402	22,929
Prepaids and other		2,466	3,206
Product inventory	8	12,760	17,287
		159,659	170,332
Non-Current
Restricted cash		861	860
Deferred financing costs	11	566	724
Intangible exploration and evaluation assets	9	123,649	122,020
Property and equipment
Petroleum properties	10	151,933	156,597
Other assets	10	4,956	4,967
		$441,624	$455,500

LIABILITIES
Current
Accounts payable and accrued liabilities		$17,995	$16,497
Convertible debentures	12	66,506	—
		84,501	16,497
Non-Current
Convertible debentures	12	—	63,848
Deferred taxes		813	3,009
Other long-term liabilities		449	462
		85,763	83,816

SHAREHOLDERS’ EQUITY
Share capital	14	152,084	152,084
Contributed surplus		21,824	21,398
Retained earnings		181,953	198,202
		355,861	371,684
		$441,624	$455,500
See accompanying notes to the Condensed Consolidated Interim Financial Statements.
Approved on behalf of the Board:
Signed by:

“Ross G. Clarkson”	“Fred J. Dyment”

Ross G. Clarkson	Fred J. Dyment
President and CEO	Director
Director

2	Q1-2016

Condensed Consolidated Interim Statement of Changes in Shareholders’ Equity
(Unaudited - Expressed in thousands of U.S. Dollars)

		Three months ended March 31
	Notes	2016	2015

Share Capital
Balance, beginning of period	14	$152,084	$164,006
Stock options exercised	14	—	208
Transfer from contributed surplus on exercise of options	14	—	91
Balance, end of period		$152,084	$164,305

Contributed Surplus
Balance, beginning of period		$21,398	$19,427
Share-based compensation expense	15	426	768
Transfer to share capital on exercise of options		—	(91)
Balance, end of period		$21,824	$20,104

Retained Earnings
Balance, beginning of period		$198,202	$316,667
Net earnings (loss) and comprehensive income (loss)		(16,249)	(11,197)
Dividends paid		—	(3,763)
Balance, end of period		$181,953	$301,707
See accompanying notes to the Condensed Consolidated Interim Financial Statements.

Q1-2016	3

Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in thousands of U.S. Dollars)

		Three months ended March 31
	Notes	2016	2015
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net earnings (loss) for the period		$(16,249)	$(11,197)
Adjustments for:
Depletion, depreciation and amortization		10,016	11,524
Deferred lease inducement		(27)	101
Stock-based compensation		422	953
Finance costs	5	1,429	1,675
Income tax expense		978	3,189
Unrealized (gain) loss on financial instruments	12	(1,631)	2,399
Unrealized (gain) loss on foreign currency translation		5,407	(5,057)
Income taxes paid		(3,175)	(6,875)
Changes in non-cash working capital	17	4,256	21,336
Net cash generated by (used in) operating activities		1,426	18,048

INVESTING
Additions to intangible exploration and evaluation assets	9	(1,629)	(6,482)
Additions to petroleum properties	10	(2,313)	(7,367)
Additions to other assets	10	(323)	(252)
Changes in restricted cash		(1)	(1)
Changes in non-cash working capital	17	1,214	(10,848)
Net cash generated by (used in) investing activities		(3,052)	(24,950)

FINANCING
Issue of common shares for cash	14	—	208
Interest paid		(2,347)	(2,578)
Dividends paid		—	(3,763)
Increase (decrease) in other long-term liabilities		—	(126)
Net cash generated by (used in) financing activities		(2,347)	(6,259)
Currency translation differences relating to cash and cash equivalents		(906)	(1,128)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(4,879)	(14,289)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		126,910	140,390
CASH AND CASH EQUIVALENTS, END OF PERIOD		$122,031	$126,101
See accompanying notes to the Condensed Consolidated Interim Financial Statements.

4	Q1-2016

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at March 31, 2016 and December 31, 2015 and for the periods ended March 31, 2016 and 2015
(Unaudited - Expressed in U.S. Dollars)
1. CORPORATE INFORMATION
TransGlobe Energy Corporation is a publicly listed company incorporated in Alberta, Canada and its shares are listed on the Toronto Stock Exchange (“TSX”) and NASDAQ Exchange (“NASDAQ”). The address of its registered office is 2300, 250 – 5th Street SW, Calgary, Alberta, Canada, T2P 0R4. TransGlobe Energy Corporation together with its subsidiaries (“TransGlobe” or the “Company”) is engaged primarily in oil exploration, development and production and the acquisition of properties.
2. BASIS OF PREPARATION
Statement of compliance
These Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board effective as of March 31, 2016. These Condensed Consolidated Interim Financial Statements do not contain all the disclosures required for full annual financial statements and should be read in conjunction with the December 31, 2015 Consolidated Financial Statements.
These Condensed Consolidated Interim Financial Statements were authorized for issue by the Board of Directors on May 10, 2016.
Basis of measurement
The accounting policies used in the preparation of these Condensed Consolidated Interim Financial Statements were the same as those used in the preparation of the most recent Annual Financial Statements for the year ended December 31, 2015.
The Company prepared these Condensed Consolidated Interim Financial Statements on a going concern basis, which contemplates the realization of assets and liabilities in the normal course of business as they become due. Accordingly, these Condensed Consolidated Interim Financial Statements have been prepared on a historical cost basis, except for cash and cash equivalents and convertible debentures that have been measured at fair value.
Functional and presentation currency
In these Condensed Consolidated Interim Financial Statements, unless otherwise indicated, all dollar amounts are presented and expressed in United States (U.S.) dollars, which is the Company’s functional currency. All references to $ are to United States dollars and references to C$ are to Canadian dollars and all values are rounded to the nearest thousand except when otherwise indicated.
3. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Fair Values of Financial Instruments
The Company has classified its cash and cash equivalents as assets at fair value through profit or loss and its convertible debentures as financial liabilities at fair value through profit or loss, which are both measured at fair value with changes being recognized through earnings. Accounts receivable and restricted cash are classified as loans and receivables; accounts payable and accrued liabilities, and long-term debt are classified as other liabilities, all of which are measured initially at fair value, then at amortized cost after initial recognition.
The carrying values and fair values of financial assets and liabilities are summarized as follows:

	March 31, 2016		December 31, 2015
	Carrying	Fair	Carrying	Fair
Classification (000s)	Value	Value	Value	Value
Financial assets at fair value through profit or loss	$122,031	$122,031	$126,910	$126,910
Loans and receivables	23,263	23,263	23,789	23,789
Financial liabilities at fair value through profit or loss	66,506	66,506	63,848	63,848
Other liabilities	17,995	17,995	16,497	16,497
Assets and liabilities at March 31, 2016 that are measured at fair value are classified into levels reflecting the method used to make the measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant inputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement.
The Company’s cash and cash equivalents and convertible debentures are assessed on the fair value hierarchy described above. TransGlobe’s cash and convertible debentures are classified as Level 1. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy level. There were no transfers between levels in the fair value hierarchy in the period.

Q1-2016	5

Credit risk
Credit risk is the risk of loss if the counter-parties do not fulfill their contractual obligations. The Company’s exposure to credit risk primarily relates to accounts receivable, the majority of which are in respect of oil operations. The Company extends unsecured credit to the Egyptian General Petroleum Corporation ("EGPC") and therefore the collection of amounts from EGPC may be affected by changes in economic or other conditions. The Company has not experienced any material credit losses in the collection of accounts receivable to date.
Trade and other receivables are analyzed in the table below. The majority of these receivables are due from the EGPC. The political transition and resultant economic malaise in the country that began in 2011 resulted in irregular collection of accounts receivable from EGPC and generally a larger receivable balance, which increased TransGlobe's credit risk. Despite these factors, the Company expects to collect in full all receivables outstanding from EGPC.
In January 2015, TransGlobe began direct sales of Eastern Desert entitlement production to international buyers. The Company completed three separate direct crude shipments to third party buyers in 2015, and one shipment in the first quarter of 2016. Buyers are required to post irrevocable letters of credit to support the sales prior to the cargo liftings. TransGlobe's credit risk has been reduced substantially as a result of the direct sale of its crude oil to third parties.

(000s)
Trade receivables at March 31, 2016
Neither impaired nor past due	$145
Impaired	—
Not impaired and past due in the following period
Within 30 days	—
31-60 days	—
61-90 days	—
Over 90 days	22,257
4. OIL REVENUE

	Three months ended March 31
(000s)	2016	2015
Oil sales	$29,022	$54,251
Less: Royalties	11,595	24,678
Oil sales, net of royalties	$17,427	$29,573
5. FINANCE REVENUE AND COSTS
Finance revenue relates to interest earned on the Company’s bank account balances and term deposits.
Finance costs recognized in earnings were as follows:

	Three months ended March 31
(000s)	2016	2015
Interest expense	$1,271	$1,439
Amortization of deferred financing costs	158	236
Finance costs	$1,429	$1,675
6. SELLING COSTS
Selling costs include transportation and marketing costs associated with the direct sale of the Company's Egyptian crude oil production to third party buyers. The Company completed one direct crude sale to a third party buyer during the first quarter of 2016, and three direct crude sales to a third party buyer during the year ended December 31, 2015.

7. CASH AND CASH EQUIVALENTS

(000s)	March 31, 2016	December 31, 2015
Cash	$62,031	$64,139
Cash equivalents	60,000	62,771
	$122,031	$126,910

6	Q1-2016

8. PRODUCT INVENTORY
Product inventory consists of crude oil held in storage, which is valued at the lower of cost or net realizable value. Cost includes operating expenses and depletion associated with the crude oil that is held in storage as determined on a concession by concession basis.
As at March 31, 2016, the Company held 734,872 barrels of entitlement oil in inventory (December 31, 2015 - 923,106 barrels).

9. INTANGIBLE EXPLORATION AND EVALUATION ASSETS

(000s)
Balance at December 31, 2015	$122,020
Additions	1,629
Balance at March 31, 2016	$123,649
10. PROPERTY AND EQUIPMENT

	Petroleum	Other
(000s)	Properties	Assets	Total
Balance at December 31, 2015	$545,551	$13,957	$559,508
Additions	2,313	323	2,636
Balance at March 31, 2016	$547,864	$14,280	$562,144

Accumulated depletion, depreciation, amortization and impairment losses at December 31, 2015	$388,954	$8,990	$397,944
Depletion, depreciation and amortization for the period	6,977	334	7,311
Balance at March 31, 2016	$395,931	$9,324	$405,255

Net Book Value
At December 31, 2015	$156,597	$4,967	$161,564
At March 31, 2016	$151,933	$4,956	$156,889
11. LONG-TERM DEBT
The Company’s interest-bearing loans and borrowings are measured at amortized cost. As at March 31, 2016, the only significant interest-bearing loans and borrowings related to the Borrowing Base Facility, under which the Company has borrowing capacity of $37.2 million. The Borrowing Base Facility has a term that extends to December 31, 2017, and is secured by a pledge over certain bank accounts, a pledge over the Company’s subsidiaries and a fixed and floating charge over certain assets. The credit facility bears interest at the LIBOR rate plus an applicable margin, which ranges from 5.0% to 5.5% and is dependent on the amount drawn. The Company incurs standby interest charges on amounts available but not drawn under the Borrowing Base Facility, which significantly impacts the effective interest rate in periods when there are small or no borrowings under the facility. The amount of the Borrowing Base may fluctuate over time and is determined principally by the net present value of the Company’s Proved and Probable reserves over the term of the Borrowing Base Facility, up to a pre-defined commitment amount which is subject to pre-determined semi-annual reductions in accordance with the terms of the Borrowing Base Facility. Accordingly, for each balance sheet date, the timing of repayment is estimated based on the most recent redetermination of the Borrowing Base and repayment schedules may change in future periods.
Deferred financing costs related to the Borrowing Base Facility have been presented as an asset on the Company's Condensed Consolidated Interim Balance Sheets as at March 31, 2016 and December 31, 2015 since there were no amounts drawn on the Borrowing Base Facility as at these dates. Deferred financing costs are amortized based on the borrowing capacity available in the Borrowing Base Facility.
12. CONVERTIBLE DEBENTURES

(000s)
Balance at December 31, 2015	$63,848
Fair value adjustment	(1,631)
Foreign exchange adjustment	4,289
Balance at March 31, 2016	$66,506
In February 2012, the Company sold, on a bought-deal basis, C$97.8 million ($97.9 million) aggregate principal amount of convertible unsecured subordinated debentures with a maturity date of March 31, 2017. The debentures are convertible at any time and from time to time into common shares of the Company at a price of C$13.63 per common share. The debentures were not redeemable by the Company on or before March 31, 2015 other than in limited circumstances described below or in connection with a change of control of TransGlobe. After March 31, 2015 and prior to March 31, 2017, the debentures may be redeemed by the Company at a redemption price equal to the principal amount plus accrued and unpaid interest, provided that the weighted-average trading price of the common shares for the 20 consecutive trading days ending five trading days prior

Q1-2016	7

to the date on which notice of redemption is provided is not less than 125 percent of the conversion price (or C$17.04 per common share). The conversion price of the convertible debentures will adjust for any amounts paid out as dividends on the common shares of the Company. Interest of 6% is payable semi-annually in arrears on March 31 and September 30. At maturity or redemption, the Company has the option to settle all or any portion of principal obligations by delivering to the debenture holders sufficient common shares to satisfy these obligations.
The convertible debentures are classified as financial instruments at fair value through profit or loss, and as such are measured at fair value with changes in fair value included in earnings. Fair value is determined based on market price quotes from the exchange on which the convertible debentures are traded as at the period end date. As at March 31, 2016 the convertible debentures were trading at a price of C$88.25 for a
C$100.00 par value debenture. This represents a decrease of $2.15 since December 31, 2015 and as a result, the Company has recognized a net recovery of $1.6 million with respect to the fair value adjustment for the three months ended March 31, 2016.

13. COMMITMENTS AND CONTINGENCIES
The Company is subject to certain office and equipment leases.
Pursuant to the PSC for North West Gharib in Egypt, the Company has a minimum financial commitment of $35.0 million ($8.2 million remaining) and a work commitment for 30 wells and 200 square kilometers of 3-D seismic during the initial-three year exploration period, which commenced on November 7, 2013. As at March 31, 2016, the Company had expended $26.8 million towards meeting that commitment. The Company has received a six month extension to the initial exploration period, which now extends to May 7, 2017.
Pursuant to the PSC for South East Gharib in Egypt, the Company has a minimum financial commitment of $7.5 million ($2.0 million remaining)and a work commitment for two wells, 200 square kilometers of 3-D seismic and 300 kilometers of 2-D seismic during the initial three-year exploration period, which commenced on November 7, 2013. As at March 31, 2016, the Company had expended $5.5 million towards meeting that commitment.
Pursuant to the PSC for South West Gharib in Egypt, the Company has a minimum financial commitment of $10.0 million ($4.8 million remaining)and a work commitment for four wells and 200 square kilometers of 3-D seismic during the initial three-year exploration period, which commenced on November 7, 2013. As at March 31, 2016, the Company had expended $5.2 million towards meeting that commitment.

Pursuant to the PSC for South Ghazalat in Egypt, the Company had a minimum financial commitment of $8.0 million and a work commitment for two wells and 400 square kilometers of 3-D seismic during the initial three-year exploration period, which commenced on November 7, 2013. As at March 31, 2016, the Company had met its financial commitment.
Pursuant to the PSC for North West Sitra in Egypt, the Company has a minimum financial commitment of $10.0 million ($9.8 million remaining) and a work commitment for two wells and 300 square kilometers of 3-D seismic during the initial three and a half year exploration period, which commenced on January 8, 2015. As at March 31, 2016, the Company had expended $0.2 million towards meeting that commitment.
In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.
The Company is not aware of any material provisions or other contingent liabilities as at March 31, 2016.
14. SHARE CAPITAL
Authorized
The Company is authorized to issue an unlimited number of common shares with no par value.
Issued

	Three months ended		Year ended
	March 31, 2016		December 31, 2015
000’s	Shares	Amount	Shares	Amount
Balance, beginning of period	72,206	$152,084	75,240	$164,006
Purchase of common shares	—	—	(3,104)	(12,221)
Stock options exercised	—	—	70	208
Share-based compensation on exercise	—	—	—	91
Balance, end of period	72,206	$152,084	72,206	$152,084
On March 25, 2015, the Toronto Stock Exchange ("TSX") accepted the Company's notice of intention to make a Normal Course Issuer Bid ("NCIB") for its common shares. The NCIB, which commenced on March 31, 2015 and terminated on March 30, 2016, provided the Company the right to acquire up to 6,207,585 common shares, which was equal to 10% of the public float.
During the quarter ended March 31, 2016, TransGlobe did not repurchase any common shares. In 2015, the Company repurchased and cancelled 3,103,792 common shares. The cost of shares repurchased (including transaction costs) was applied directly against share capital in the periods in which the respective repurchase transactions were settled.

8	Q1-2016

15. SHARE-BASED PAYMENTS
The Company operates a stock option plan (the “Plan”) to provide equity-settled share-based remuneration to directors, officers and employees. The number of common shares that may be issued pursuant to the exercise of options awarded under the Plan and all other Security Based Compensation Arrangements of the Company is 10% of the common shares outstanding from time to time. All incentive stock options granted under the Plan have a per-share exercise price equal to the weighted average trading price of the common shares for the five trading days prior to the date of grant. Each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value and the resulting fair value is amortized over the vesting period of the respective tranches.
The following table summarizes information about the stock options outstanding and exercisable at the dates indicated:

	Three months ended		Year ended
	March 31, 2016		December 31, 2015
		Weighted-		Weighted-
	Number	Average	Number	Average
	of	Exercise	of	Exercise
(000s except per share amounts)	Options	Price (C$)	Options	Price (C$)
Options outstanding, beginning of period	5,348	9.05	6,027	9.58
Granted	1,470	2.19	1,024	4.99
Exercised	—	—	(70)	3.64
Forfeited	(54)	11.84	(896)	9.73
Expired	(100)	13.19	(737)	8.35
Options outstanding, end of period	6,664	7.42	5,348	9.05
Options exercisable, end of period	3,456	10.38	3,075	10.75
Share–based compensation
Compensation expense of $0.4 million was recorded in general and administrative expenses in the Condensed Consolidated Interim Statements of Earnings (Loss) and Comprehensive Income (Loss) and Changes in Shareholders’ Equity during the period ended March 31, 2016 (2015 - $0.8 million) in respect of equity-settled share-based payment transactions. The fair value of all common stock options granted is estimated on the date of grant using the lattice-based trinomial option pricing model.
All options granted vest annually over a three-year period and expire five years after the grant date. During the period ended March 31, 2016, no stock options were exercised (2015 – 70,000). The fair value related to stock options exercised in the first quarter of 2015 was $0.1 million at time of grant and was transferred from contributed surplus to share capital. As at March 31, 2016 and December 31, 2015, the entire balance in contributed surplus was related to previously recognized share-based compensation expense on equity-settled stock options.
Restricted share unit, performance share unit and deferred share unit plans
In May 2014, the Company implemented a restricted share unit ("RSU") plan, a performance share unit ("PSU") plan and a deferred share unit ("DSU") plan. RSUs may be issued to directors, officers and employees of the Company, and each RSU entitles the holder to a cash payment equal to the fair market value of a TransGlobe common share on the vesting date of the RSU. All RSUs granted vest annually over a three-year period, and all must be settled within 30 days of their respective vesting dates.
PSUs are similar to RSUs, except that the number of PSUs that ultimately vest is dependent on achieving certain performance targets and objectives as set by the board of directors. Depending on performance, vested PSUs can range between 50% and 150% of the original PSU grant. All PSUs granted vest on the third anniversary of their grant date, and all must be settled within 60 days of their vesting dates.
DSUs are similar to RSUs, except that they become fully vested on the date of grant and are only issued to directors of the Company. Distributions under the DSU plan do not occur until the retirement of the DSU holder from the Company's board of directors.
The number of RSUs, PSUs and DSUs outstanding as at March 31, 2016 are as follows:

	Restricted	Performance	Deferred
	Share	Share	Share
(000s)	Units	Units	Units
Units outstanding, beginning of period	545	710	270
Exercised	(28)	—	—
Forfeited	(40)	(8)	—
Units outstanding, end of period	477	702	270
An immaterial compensation expense recovery was recorded in general and administrative expenses in the Condensed Consolidated Interim Statement of Earnings (Loss) and Comprehensive Income (Loss) and Changes in Shareholders' Equity during the three month period ended March 31, 2016 (2015 - expense of $0.2 million) in respect of share units granted under the three plans described above. The expense related to the share units granted under these plans is measured at fair value using the lattice-based trinomial pricing model and is recognized over the vesting period, with a corresponding liability recognized on the Condensed Consolidated Interim Balance Sheet. Until the liability is ultimately settled, it is re-measured at each reporting date with changes to fair value recognized in earnings.

Q1-2016	9

16. PER SHARE AMOUNTS
The earnings used in the calculation of basic and diluted earnings per share amounts are as follows:

	Three months ended March 31
(000s)	2016	2015
Net earnings (loss)	$(16,249)	$(11,197)
Dilutive effect of convertible debentures	—	(2,380)
Diluted net earnings (loss)	$(16,249)	$(13,577)

In calculating the earnings per share, basic and diluted, the following weighted-average shares were used:

	Three months ended March 31
(000s)	2016	2015
Weighted-average number of shares outstanding	72,206	75,263
Dilutive effect of convertible debentures	—	6,879
Weighted-average number of diluted shares outstanding	72,206	82,142
In determining diluted earnings per share, the Company assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted-average number of diluted common shares outstanding for the period ended March 31, 2016, the Company excluded all 6,664,353 stock options (2015 – 5,426,300) as their exercise price was greater than the average common share market price in the period.
The convertible debentures are dilutive in any period in which earnings per share is reduced (or loss per share is increased) by the effect of adjusting net earnings or loss for the impact of the convertible debentures, and adjusting the weighted-average number of shares outstanding for the potential shares issuable on conversion of the convertible debentures.
17. SUPPLEMENTAL CASH FLOW INFORMATION
Changes in non-cash working capital consisted of the following:

	Three months ended March 31
(000s)	2016	2015
Operating Activities
(Increase) decrease in current assets
Accounts receivable	$527	$26,147
Prepaids and other	541	3,590
Product inventory[1]	1,823	(1,836)
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	1,365	(6,565)
	$4,256	$21,336
Note:
[1] The change in non-cash working capital associated with product inventory represents the change in operating costs capitalized as product inventory in the respective periods.

Investing Activities
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	$1,214	$(10,848)
	$1,214	$(10,848)

10	Q1-2016